FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 16, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐      No   ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby notifies of resolutions adopted by the annual General shareholders` meeting of WBD Foods OJSC on December 10, 2004.

1.1. In fulfillment of the formal requirements of the Federal Law on Joint Stock Companies regarding the conclusion of transactions involving a potential interest, and in view of the absence of a genuine conflict of interests, be it resolved that the following transactions be approved:

1.               WBD TC CJSC (the Seller) transfers to WBD Foods (the Buyer) a parcel of 100,000 additionally issued common registered shares in WBD TC CJSC, whereas the Buyer accepts the said shares against payment of Rubles 9,892 per share (Beneficiaries: WBD Foods, WBD TC CJSC).

2.               Dairy Plant of Timashevsk OJSC (the Seller) transfers to WBD Foods (the Buyer) additionally issued common registered shares in Dairy plant OJSC, whereas the Buyer accepts the said shares in an amount not to exceed the total amount of shares issued by the Seller, against payment of an offer price to be determined by the Seller, subject to the aggregate limit of Rubles 840,000,000 (Beneficiaries: WBD Foods, Dairy Plant OJSC).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: December 16, 2004